Exhibit 21

Registrant and Subsidiaries of the Registrant

Percent of Voting
	State of	Securities Owned
	Organization	By the Registrant

Vinyl Products, Inc. (Registrant)	Delaware

The Vinyl Fence Company, Inc.	California	100%